Filed by Rocket Pharmaceuticals, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Renovacor, Inc.
Commission File No.: 001-39271
Date: September 20, 2022

This filing relates to the proposed acquisition of Renovacor, Inc., a Delaware corporation (the “Company”), by Rocket Pharmaceuticals, Inc., a Delaware corporation (“Parent”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 19, 2022, by and among the Company, Parent, Zebrafish Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent, and Zebrafish Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent.

 INVESTOR DECK  INVESTOR DECK  INVESTOR DECK  ROCKET PHARMA ACQUISITION  OF RENOVACOR  September 20, 2022

 DISCLAIMER  Various statements in this release concerning Rocket's future expectations, plans and prospects, including without limitation, Rocket's expectations regarding its guidance for 2022 in light of COVID-19, the safety, effectiveness and timing of product candidates that Rocket may develop, to treat Fanconi Anemia (FA), Leukocyte Adhesion Deficiency-I (LAD-I), Pyruvate Kinase Deficiency (PKD), and Danon Disease, and the safety, effectiveness and timing of related pre-clinical studies and clinical trials and related data readouts, may constitute forward-looking statements for the purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995 and other federal securities laws and are subject to substantial risks, uncertainties and assumptions. You should not place reliance on these forward-looking statements, which often include words such as "believe," "expect," "anticipate," "intend," "plan," "will give," "estimate," "seek," "will," "may," "suggest" or similar terms, variations of such terms or the negative of those terms. Although Rocket believes that the expectations reflected in the forward-looking statements are reasonable, Rocket cannot guarantee such outcomes. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including, without limitation, Rocket's ability to monitor the impact of COVID-19 on its business operations and take steps to ensure the safety of patients, families and employees, the interest from patients and families for participation in each of Rocket’s ongoing trials, our expectations regarding when clinical trial sites will resume normal business operations, our expectations regarding the delays and impact of COVID-19 on clinical sites, patient enrollment, trial timelines and data readouts, our expectations regarding our drug supply for our ongoing and anticipated trials, actions of regulatory agencies, which may affect the initiation, timing and progress of pre-clinical studies and clinical trials of its product candidates, Rocket's dependence on third parties for development, manufacture, marketing, sales and distribution of product candidates, the outcome of litigation, and unexpected expenditures, as well as those risks more fully discussed in the section entitled "Risk Factors" in Rocket’s Annual Report on Form 10-K for the year ended December 31, 2021, filed February 28, 2022 with the SEC and subsequent filings with the SEC including our Quarterly Reports on Form 10-Q. Accordingly, you should not place undue reliance on these forward-looking statements. All such statements speak only as of the date made, and Rocket undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

 Agenda  Introduction --------------------  Strategic rationale  Transaction details  Synergies  About Renovacor -------------  BAG3 program  Preclinical data  Development  Conclusion ----------------------  Next Steps  Financial position  Q&A  Gaurav Shah, CEO  Gaurav Shah, CEO  Martin Wilson, General Counsel & Chief Compliance Officer  Gaurav Shah, CEO

 v  Vision: Seeking Gene Therapy Cures  To develop first-in-class and best-in-class curative gene therapies for patients with devastating diseases  Generosity  Trust  Elevate  Values  Mission  Curiosity  ABOUT ROCKET PHARMACEUTICALS

 Rocket Pharma to Acquire Renovacor as a Strategic Move  STRATEGIC RATIONALE  Adds BAG3 opportunity to create leading cardiac AAV gene therapy franchise by expanding clinical/near clinical assets  Strategic Rationale – the 3Ps, Pipeline, Property (Intellectual), People  Property (Intellectual)  Significant unmet medical need in BAG3-DCM with ability to be first, best and only-in-class with clear on-target MOA and commercial opportunity similar to Danon Disease  Acquisition adds cardiac and gene therapy expertise to Rocket’s growing team  Broad IP portfolio provides freedom to operate and optionality for addressing BAG3-associated dilated cardiomyopathy (BAG3-DCM)  Pipeline  People  Expected to add approximately $38M in projected net cash at closing, extending cash runway into 2Q’24

 Transaction Overview  Rocket has signed a definitive agreement to acquire Renovacor in an all-stock transaction at an exchange ratio of 0.1676, an implied per-share value of $2.60  RCOR shareholders to own 4.6% of pro forma entity  Implied total equity value of approximately $52M at close based on common shares outstanding  Offer preserves cash resources of pro forma company and allows Renovacor shareholders to share in future upside  Proposal has been approved by the Boards of Directors of both Rocket and Renovacor, with voting agreements in place with significant shareholders  Transaction expected to close by first quarter of 2023  RENOVACOR ACQUISITION

 Addition of Renovacor’s Programs and Capabilities Aligns with Our Core Strategy  Clear MOA: corrected protein made in target cells responsible for disorder caused by single gene mutations  Well-defined, achievable clinical endpoints  CMC compatible with Rocket’s in-house AAV cGMP manufacturing capabilities  Deep cardiac and gene therapy scientific expertise complementary to Rocket’s experience  Strong drug development track record  Engagement with health authorities to outline a predictable review pathway  Strong science, carefully-selected assets and smart execution  Personnel with proven development expertise  OUR APPROACH  Renovacor Acquisition Matches our Mission of Developing First-, Best- and Only-in-Class Therapies for Rare Diseases With Extensive Unmet Needs

 Renovacor Adds High Value Assets and Capabilities to Rocket’s Cardiac AAV Franchise  KEY VALUE DRIVERS  Promising therapeutic candidates targeting genetically-defined diseases  Well-defined developmental and regulatory pathway, with clear endpoints  Scientific and developmental expertise in modality and therapeutic area  Proprietary technologies imparting competitive advantage  DETERMINANTS OF SUCCESS IN GENE THERAPY  RENOVACOR VALUE ADD  BAG3-DCM – near-clinical program with compelling preclinical data in monogenic indication of significant unmet need  Additional personnel and capabilities in cardiac AAV gene therapy bolster Rocket’s industry-leading cardiac platform  Monogenic target disease (BAG3-DCM) with relevant functional endpoints clearly impacting patient prognosis  Proprietary BAG3 mouse model accelerates development efforts and strengthens IP moat in disease area

PRO FORMA PIPELINE

Acquisition Strengthens Cardiac AAV Gene Therapy Franchise

Criteria used to select programs

- First-, best- and only-in-class
- On-target MOA; clear endpoints
- Sizeable market to maximize patient impact

Five programs with compelling clinical proof of concept

DISCOVERY | PRECLINICAL | PHASE 1 | PHASE 2 (Pivotal) | US BLA/ EU MAA Filing | DESIGNATIONS

Wave	Program	DESIGNATIONS
WAVE 1	AAV RP-A501 Danon Disease	Fast Track, Orphan Drug (US), Rare Pediatric Designation
WAVE 1	LV RP-L102 Fanconi Anemia	RMAT, ATMP, Fast Track, Rare Pediatric, Orphan Drug (US/EU), PRIME
WAVE 1	LV RP-L201 Leukocyte Adhesion Deficiency-I	RMAT, ATMP, Fast Track, Rare Pediatric, Orphan Drug (US/EU), PRIME
WAVE 1	LV RP-L301 Pyruvate Kinase Deficiency	Fast Track, Orphan Drug (US/EU)
WAVE 2	AAV BAG3 Dilated Cardiomyopathy	Qualifies for Orphan Drug Designations
WAVE 2	Multiple Undisclosed Candidates	

AAV, adeno-associated virus; ATMP, advanced therapy medicinal product; BLA, Biologics License Application; LV, lentiviral vector; MAA, Marketing Authorisation Application; MOA, mechanism of action; PRIME, PRIority MEdicines; RMAT, regenerative medicine advanced therapy.
Data on file. Rocket Pharmaceuticals, Renovacor. 2022.

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 BAG3 Regulates Critical Functions in Cardiomyocytes  Sources: Knezevic et al., 2016; Myers et al., 2018  10  Enhances contractility by linking the β-adrenergic receptor and L- type Ca2+ channel  Cardiac contractility  Provides support for the sarcomere by linking actin myofibrils with the Z-disc  Structural support  Facilitates autophagy as a co- chaperone with heat shock proteins, recycling misfolded proteins  Protein quality control  Inhibits apoptosis (programmed cell death) through binding of BCL2  Anti-apoptosis  We believe that a gene therapy approach is best positioned to restore the broad biological functions of BAG3 in the heart  BAG3 PHYSIOLOGY

PRECLINICAL DATA

AAV9 BAG3 Prevents the Onset of Cardiac Impairment in Genetic Mouse Model of BAG3-Associated DCM

BAG3 +/- mice have ~50% of BAG3 protein and develop a reduced ejection fraction (EF)

BAG3 protein levels


1.5
***
0.0
BAG3+/+
BAG3+/-

Ejection fraction


% Ejection Fraction
100
80
60
40
20
0
*
**
+/+
+/-
4 weeks
8 weeks
10 weeks
12 weeks

~50% BAG3 protein levels seen in BAG3 +/- mice

BAG3 +/- mice develop reduced EF, recapitulating the DCM clinical phenotype

AAV9 BAG3 has demonstrated the prevention of onset of reduced ejection fraction

Ejection fraction in WT and BAG3 +/- mice treated at age 6-8 weeks with AAV9-GFP or AAV9-BAG3


%EF
100
80
60
40
20
0
Pre-injection
2 Weeks
4 Weeks
6 Weeks
WT mice: AAV-GFP or AAV-BAG3
BAG3 +/- mice: AAV9BAG3 treatment group
BAG3 +/- mice: Control group (AAV-GFP)
+/+ AAV9-GFP (N=4)
+/+ AAV9-WtBAG3 (N=4)
+/- AAV9-GFP (N=3)
+/- AAV9-WtBAG3 (N=3)

*p=.04, .01 and .003 respectively at 2, 4 and 6 weeks for +/- AAV9-GFP vs. +/- AAV9-BAG3 arms; dose = 1×10^{13} genome copies (gc). Weeks on X-axis denote time since treatment.

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Sources: Haploinsufficiency data published in Myers VD., ... Feldman AM., *J Cell Physiol.* 2018; *AAV-BAG3 administration adapted from data published in* Myers VD., ... Feldman AM., *JAMA Cardiol.* 2018; and unpublished data from the Feldman lab.

rocket pharma

COMMERCIAL OPPORTUNITY

BAG3-DCM Represents a Significant Market with Unmet Need

- Dilated cardiomyopathy (DCM) is the most common form of cardiomyopathy
- 20-50% of DCM patients have familial DCM; up to 40% of whom have an identifiable genetic cause[1]
- Scientific societies recently endorsed clinical genetic testing for DCM patients and families[2,3]
- Prevalence of BAG3 DCM in US estimated to be as high as 30,000 patients[4] and is expected to grow with increasing genetic testing and disease awareness

1. American Heart Association Statistical Update: Heart Disease and Stroke Statistics – 2022, mortality rate includes myocarditis.
2. Ackerman MJ et al. Heart Rhythm 2011.
3. Musumuru K et al. Circulation: Genomic and Precision Medicine 2020.
4. Virani et al., Circ. 2021; Steinberg et al., Circ. 2012; Brouwers et al., Eur Heart J. 2013; Bhambhani et al., Eur J Heart Fail. 2018; Kapoor et al., JACC:Heart Fail. 2016; Pfeffer et al., Lancet 2003; Balmforth et al., JACC:Heart Fail. 2019; Felker et al., NEJM 2000; Haas et al., Eur Heart J. 2015; Kindel et al., J Card Fail. 2012; Pugh et al., Genet Med. 2014; Petretta et al., Am J Cardiol. 2011; McNally and Mestroni, Circ Res. 2017; Sweet et al., Exp. Op. Orphan Drugs 2016; Ganesh et al., Circ. 2013; Aragam et al., AHA Scient. Sess. 2021; Villard et al., Eur. Heart J. 2011; Franaszczyk et al., J Trans Med. 2014; Chami et al., Can J Cardiol. 2014; Arimura et al., Human Mut. 2011; Dominguez et al., JACC 2018; Norton et al., Am J Human Gen. 2011.

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OUR VISION

Rocket Pharmaceuticals: **Elevating Gene Therapy to New Heights**

WHERE WE ARE

- Recognized as a premier gene therapy company
- Specialized in monogenic diseases
- Pioneer in the development of both *ex vivo* LV and *in vivo* AAV therapies
- AAV9-based gene therapy for Danon disease, a major value driver based on size of indication and lack of other therapies
- LV-based programs to provide near term commercialization

WHERE WE'RE GOING

- Commercial company with initial therapies and revenue build for FA, LAD-I and PKD, plus leading cardiac franchise led by Danon disease followed by BAG3 DCM
- Broad pipeline of additional new Wave 2 therapies targeting potentially larger opportunities
- Potential new technologies employed

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AAV, adeno-associated virus; FA, Fanconi Anemia; LAD-I, Leukocyte Adhesion Deficiency-I; LV, lentiviral vector; PKD, Pyruvate Kinase Deficiency.
Data on file. Rocket Pharmaceuticals. 2022.

rocket pharma

 Strengthen Balance Sheet with Cash Runway Extended into 2Q’24  Current cash runway into 1H24  Extend cash runway into 2Q’24  Cash and Cash Equivalent on hand of $321.4 million as of 6/30/22  $46 million in net ATM proceeds to date  Expected to add $38M in projected net cash at RCOR closing by 1Q23  Additional alternatives to extend cash runway further  Consider options of private / public financings   Two PRVs may be used for monetization upon FA/LAD-I FDA approvals in 1H24   PRV: Priority Review Voucher; ATM: At-the-Market equity offering

FUTURE DIRECTION

Conclusion & Expected Next Steps

ROCKET'S LEADING CARDIAC GENE THERAPY FRANCHISE HAS A PIVOTAL YEAR AHEAD

- Phase 1 pediatric cohort data in Danon expected in Q3; opportunity for strong validation of Rocket's efforts in cardiac AAV gene therapy
- Initiation of Phase 2 pivotal trial
- Preclinical data and updates on clinical development pathway in BAG3-DCM anticipated in near term
- Potential for Phase 1 initiation in BAG3-DCM in 2023

Near term inflection points drive value

2022	Q2	Q3	Q4	2023
	✓ Achieve in-house AAV (cGMP) readiness ✓ **LAD-I**: Pivotal Phase 2 data ✓ **FA**: Phase 2 primary endpoint readout	• **Danon**: Phase 1 pediatric cohort data	• **Danon**: FDA EOP1 agreement and initiation of Phase 2 pivotal study activities • **FA**: Potential guidance on BLA filing timeline • **PKD**: Phase 1 data	• **LAD-I:** BLA/MAA filings 1H'23 • **FA**: BLA/MAA filings in 2023 • **PKD**: Initiate Phase 2 pivotal trial activities 1H'23 • Wave 2 (including **BAG3-DCM**) pipeline enters clinic

AAV, adeno-associated virus; BLA, Biologics License Application; cGMP, current Good Manufacturing Processes; FA, Fanconi anemia; H1, first half of the year; LAD-I, leukocyte adhesion deficiency-I; PKD, pyruvate kinase deficiency; Q2, second quarter of the year; Q3, third quarter of the year; Q4, fourth quarter of the year.
Data on file. Rocket Pharmaceuticals. 2022.

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rocket pharma

Forward-Looking Statements   This communication relates to a proposed business combination transaction between Rocket Pharmaceuticals, Inc. (“Parent”) and Renovacor, Inc. (the “Company”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Parent’s or the Company’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Parent or the Company to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Parent or the Company do business, or on Parent’s or the Company’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; uncertainties related to the initiation, timing and conduct of studies and other development requirements for the Company’s product candidates; the risk that any one or more of the Company’s product candidates will not be successfully developed and commercialized; the interest from patients and families for participation in each of Parent’s ongoing trials, expectations regarding the delays and impact of COVID-19 on clinical sites, patient enrollment, trial timelines and data readouts, our expectations regarding our drug supply for our ongoing and anticipated trials, actions of regulatory agencies, which may affect the initiation, timing and progress of pre-clinical studies and clinical trials of its product candidates; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future studies or trials; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Parent to successfully integrate the Company’s operations; the ability of Parent to implement its plans, forecasts and other expectations with respect to Parent’s business after the completion of the transaction and realize expected synergies; the risk of litigation and/or regulatory actions related to the proposed transaction; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Parent’s and the Company’s respective periodic reports and other filings with the SEC, including the risk factors identified in Parent’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and the Company’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Parent nor the Company undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.   No Offer or Solicitation     This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.      Additional Information about the Merger and Where to Find It     In connection with the proposed transaction, Parent intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of the Company and that also constitutes a prospectus of Parent. Each of Parent and the Company may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Parent or the Company may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Parent and the Company. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Parent, the Company and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Parent will be available free of charge on the Parent’s website at https://ir.rocketpharma.com/ or by contacting Parent’s Investor Relations department at info@rocketpharma.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://ir.renovacor.com or by contacting the Company’s Investor Relations department at investors@ renovacor.com.     Participants in the Solicitation  Parent, the Company and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Parent and the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Parent’s and the Company’s Annual Reports filed with the SEC on April 29, 2022 and April 14, 2022, respectively. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Parent or the Company using the sources indicated above.

 THANK YOU!

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Rocket Pharmaceuticals, Inc. (“Parent”) and Renovacor, Inc. (the “Company”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Parent’s or the Company’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Parent or the Company to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Parent or the Company do business, or on Parent’s or the Company’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; uncertainties related to the initiation, timing and conduct of studies and other development requirements for the Company’s product candidates; the risk that any one or more of the Company’s product candidates will not be successfully developed and commercialized; the interest from patients and families for participation in each of Parent’s ongoing trials, expectations regarding the delays and impact of COVID-19 on clinical sites, patient enrollment, trial timelines and data readouts, our expectations regarding our drug supply for our ongoing and anticipated trials, actions of regulatory agencies, which may affect the initiation, timing and progress of pre-clinical studies and clinical trials of its product candidates; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future studies or trials; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Parent to successfully integrate the Company’s operations; the ability of Parent to implement its plans, forecasts and other expectations with respect to Parent’s business after the completion of the transaction and realize expected synergies; the risk of litigation and/or regulatory actions related to the proposed transaction; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Parent’s and the Company’s respective periodic reports and other filings with the SEC, including the risk factors identified in Parent’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and the Company’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Parent nor the Company undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Parent intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of the Company and that also constitutes a prospectus of Parent. Each of Parent and the Company may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Parent or the Company may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Parent and the Company. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Parent, the Company and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Parent will be available free of charge on the Parent’s website at https://ir.rocketpharma.com/ or by contacting Parent’s Investor Relations department at info@rocketpharma.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://ir.renovacor.com or by contacting the Company’s Investor Relations department at investors@ renovacor.com.

Participants in the Solicitation

Parent, the Company and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Parent and the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Parent’s and the Company’s Annual Reports filed with the SEC on April 29, 2022 and April 14, 2022, respectively. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Parent or the Company using the sources indicated above.